1. EMAILS SENT VIA WEFUNDER’S INVITE BUTTON

Hi Staci, this is the company we have listed on Wefunder and we are looking for investors to join us in meeting our initial goal of $50,000 so we can then open up the investment to ALL the Wefunder potential investors. Please take a look and please consider joining us!
Thank you,
Doug

2. The Adversary WebSite


THE ADVERSARY
ADVERSARY

3. LinkedIn Posts


ADVERSARY


ADVERSARY


ADVERSARY


ADVERSARY


ADVERSARY

4. Facebook Posts


ADVERSARY


ADVERSARY







5.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.